EXHIBIT 11

CROWN CASTLE INTERNATIONAL CORP.

COMPUTATION OF NET INCOME (LOSS)

PER COMMON SHARE

(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

	Years Ended December 31,
	2009	2008	2007	2006	2005
Income (loss) from continuing operations attributable to CCIC stockholders	$(114,332)	$(48,858)	$(222,813)	$(47,550)	$(391,743)
Dividends on preferred stock	(20,806)	(20,806)	(20,805)	(20,806)	(37,354)
Losses on purchases of preferred stock	—	—	—	—	(12,002)

Income (loss) from continuing operations attributable to CCIC stockholders applicable to common stock for basic and diluted computations	(135,138)	(69,664)	(243,618)	(68,356)	(441,099)
Income (loss) from discontinued operations attributable to CCIC stockholders	—	—	—	5,657	848
Cumulative effect of change in accounting principle attributable to CCIC stockholders	—	—	—	—	(9,031)

Net income (loss) attributable to CCIC stockholders applicable to common stock for basic and diluted computations	$(135,138)	$(69,664)	$(243,618)	$(62,699)	$(449,282)

Weighted-average number of common shares outstanding during the period for basic and diluted computations (in thousands)	286,622	282,007	279,937	207,245	217,759

Per common share—basic and diluted:
Income (loss) from continuing operations attributable to CCIC stockholders	$(0.47)	$(0.25)	$(0.87)	$(0.33)	$(2.02)
Income (loss) from discontinued operations attributable to CCIC stockholders	—	—	—	0.03	—
Cumulative effect of change in accounting principle attributable to CCIC stockholders	—	—	—	—	(0.04)

Net income (loss)	$(0.47)	$(0.25)	$(0.87)	$(0.30)	$(2.06)